Exhibit 99.1

Genius Sports Announces New Board Appointment: Robert J. Bach appointed as an Independent Director

NEW YORK & LONDON, 2 October - Genius Sports Limited (NYSE:GENI) (“Genius Sports”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting, and media, today announces the appointment of Robert J. (Robbie) Bach to the Genius Sports Board of Directors (the “Board”), effective as of October 1, 2024.

Robbie, former Chief Xbox Officer (CXO) and President of Microsoft’s Entertainment & Devices Division, brings a wealth of experience in creating groundbreaking entertainment platforms that have changed the landscape of technology-driven consumer experiences.

Robbie’s leadership at Microsoft drove the launch of its first gaming console - the Xbox - in 2001, successfully breaking into a highly competitive market. He went on to play a pivotal role in the launch of the Xbox Live service, which created one of the most successful online gaming platforms and set the industry standard for multiplayer gaming. Subsequently, Robbie led the launch of the Xbox 360 which cemented Microsoft’s position as a leading force in the gaming sector.

Under Robbie’s guidance Xbox became a brand synonymous with entertainment, with his team spearheading the evolution of the gaming console into a full-service multimedia hub, offering streaming services and digital downloads. Robbie then drew on this expertise as President of Microsoft’s Entertainment & Devices Division, connecting entertainment across gaming, music, video and mobile through the launch of iconic products including Zune and the Windows Phone. Robbie also served for over nine years on the Sonos board of directors, in addition to the Brooks advisory board and the U.S. Olympic and Paralympic Committee board of directors.

Robbie’s deep understanding of technology, together with his expertise in forging strategic partnerships and driving consumer engagement, makes him an outstanding addition to the Board.

His experience in leading large-scale technology platforms and global entertainment ventures will help drive Genius Sports’ mission to revolutionize how sports are understood, consumed, and experienced by fans worldwide, including through the application of Genius’ next-generation sports data and AI platform, GeniusIQ.

Mark Locke, CEO of Genius Sports, said: “I am delighted to welcome Robbie Bach to our Board. I know his proven expertise in driving consumer-focused innovation in the technology and entertainment industries will be an invaluable asset. This level of insight and expertise will undoubtedly help accelerate our efforts to revolutionize how sports content is understood, consumed, and experienced globally.”

Robbie Bach, newly appointed Board Director, added: “Genius Sports is experiencing exceptional growth through its advanced technology and its global reach. I am excited to have this opportunity to collaborate with such a talented and visionary team and I look forward to supporting Genius’ continued success and innovation.”

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organisations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties, including statements with respect to the benefits to be obtained as a result of this appointment. All statements other than statements of historical facts are forward-looking statements. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including but not limited to factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com